FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release issued by Nordic American Tanker Shipping Limited on May 14, 2007 announcing its dividends and earnings in respect of the first quarter 2007.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) –
Announces Dividend and Earnings in Respect of the 1st Quarter of 2007

Hamilton, Bermuda, May 14th, 2007

Nordic American Tanker Shipping Limited (the “Company”) today announced its results for the 1st quarter of 2007.  The spot tanker market for our suezmax fleet was strong during 1Q07, enabling the Company to declare a dividend of $1.24 per share in respect of the quarter.  The Company has now declared a dividend for 39 consecutive quarters.  For the last four quarters, including the dividend to be paid in respect of 1Q07, a total of $4.63 has been declared in dividends, which represents 13.5% of the average daily share price over the same period.  While the spot market is generally volatile, the market for our vessels so far in the 2nd quarter of 2007 has continued to be solid.

Highlights of the first quarter 2007:

•	The Board of Directors has declared a dividend of $1.24 per share in respect of the 1st quarter of 2007.

•	The dividend is expected to be paid on or about May 31st, 2007 to shareholders of record as of May 23rd.

•
Net income for 1Q07 was $0.85 per share based on the number of shares outstanding during the period of 26,914,088 shares.  As of May 14th, 2007 the share count is also 26,914,088 shares issued and outstanding, the same as at December 31st, 2006.

•	Over the last 16 months the market capitalization has more than doubled and exceeded one billion dollars for the first time February 13th.

•	During 1Q07 our fleet consisted of 12 modern double hull suezmax tankers.

•	One vessel was in scheduled drydock resulting in a total offhire of 26 days.

Dividends per Share, Earnings per Share and Financial Information:

When reporting our financial data, it is more meaningful to compare one quarter with the previous quarter than with the quarter one year ago. This is so because of the highly volatile nature of the spot tanker markets.

Operating cash flow(1) was $36.1 million for 1Q07 compared to $26.6 million for 4Q06 and $29.5 million for 1Q06.

The Board has declared a dividend of $1.24 per share in respect of 1Q07.  This compares with a dividend of $1.00 per share in respect of 4Q06.  The dividend in respect of 1Q06 was $1.58 per share.

Net income for 1Q07 was $22.8 million, or $0.85per share (EPS).  This compares to a net income of $13.7 million or $0.52 per share for 4Q06.  In 1Q06, net income was $19.1 million, or $1.07 per share.

For the 1st quarter of 2007, operating costs of our vessels and general and administrative costs were largely according to our expectations.  Across the shipping industry there is an upward pressure on vessel operating costs – in particular crewing costs, lubricating oil costs and repair and maintenance costs.

The Company is not involved in freight or interest derivatives.

We currently estimate that our average cash breakeven for our fleet of twelve vessels is approximately $9,500 per day per vessel.  The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

At the end of 1Q07, our net debt was approximately $11.7 million per vessel.  As of May 14th, 2007, we have approximately $326.5 million undrawn under our $500 million revolving credit facility with maturity in 2010.  There is no repayment obligation during the term of the facility, and the Company pays interest only on drawn amounts, and a commitment fee for undrawn amounts.  Our strong balance sheet combined with our credit facility provides room for expansion of the fleet.

Due to a scheduled 10-year special survey, one vessel was out of service 26 days from mid-January this year.  None of our other vessels was in dry dock during 1Q07.

In 2Q07 one vessel will be in scheduled drydock which is expected to result in loss of income of approximately 20 days.

The table below shows the number of vessel revenue days over the last nine quarters for all our vessels, reflecting the growth of the Company.

Period	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Revenue days	371	549	576	697	720	808	817	919	1,047

The market capitalization of the Company also reflects the growth of NAT.

Date	Dec. 31, 2005	Dec. 31, 2006	May 11, 2007
Market Capitalization (in millions)	$479.2	$918.7	$1,068.2

For further details on our financial results, please see later in this release.

The Fleet:

Eleven of the Company’s 12 vessels are trading in the spot market or on spot related terms, while one vessel remains employed on a long term fixed rate charter.

The three vessels which we took over in November and December of 2006, produced 270 revenue days in 1Q07.  During the 1Q07, we had 12 vessels in operation – increasing our revenue days compared with previous quarters.

By way of comparison, at the end of 2004 the Company had four vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels.

Vessel	Dwt *	Employment
Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot related terms
Nordic Hunter	151,400	Spot related terms
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Total	1,868,791

*Scantling draft is the maximum draft at which a vessel complies with the governing strength requirements of classification societies

We have decided to consolidate our technical operating functions. The ship management firm of V.Ships Norway AS (“V.Ships”) is expected to manage 10 of our vessels later in 2007. V.Ships currently is technically managing five of the Company’s vessels. This consolidation will facilitate crew rotation among our vessels which together with economies of scale should result in cost improvements.

We are currently a member of several tanker pools. We expect that a consolidation will take place, which through economies of scale is expected to create synergies, causing a positive impact on our overall results.

The Market:

The average spot market rate, according to the Imarex Tanker Index, was $41,877 per day for 1Q07 compared to $39,727 per day for modern suezmax tankers during 4Q06.  The market was strong during 1Q07, with healthy rates continuing into 2Q07.  The average Imarex Tanker Index was $38,436 per day from April 1st to and including May 11th, 2007.  Short-term spot rates are notoriously difficult to predict.  We expect that they may continue to fluctuate significantly.

The world’s suezmax fleet stood at 352 vessels at the end of the 1Q07, compared to 346 vessels at the end of 4Q06.  Twenty-two new vessels were delivered during 2006 while no vessels were scrapped.  Twenty-three vessels are scheduled to be delivered from the shipyards in 2007; i.e. on the same level as in 2006. The total suezmax orderbook stood at 128 vessels at the end of the March 2006.  At the same time, 72 vessels were single hull, which are expected to be phased out from the tanker trade by 2010.  Out of the 72 single hull suezmax vessel shipping companies worldwide have decided to convert 17 vessels into purposes other than employment in the tanker sector.  A further weakening of single hull earnings has continued into 2007 (Source: Fearnresearch).

Generally, single hull tankers are facing challenges in the market place as customers prioritize double hull tonnage.  We believe that this development is advantageous for our Company, which owns only double hull tankers.

Going forward, deliveries of new tankers from shipyards over the next few years can be estimated with a high degree of certainty.  The shipyards are expected to operate at more or less full capacity with their present orderbooks, and new orders placed for suezmax tankers are typically for delivery in 2010 or later.

The level of the tanker market in the future is above all dependent on the development of the world economy.

Strategy going forward:

The operations of the Company are based on its unique and successful operating model which combines a transparent and predictable full dividend payout policy with high spot market exposure and a strong balance sheet.  Focus is also on a cost effective management of the Company, both in regard to the operating expenses of the vessels and general and administrative expenses, in order to maintain a low cash break-even level of operations. The consolidation of our participation in pools and of technical management functions is expected to create synergies, impacting positively the overall results.

The Company's exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market.  With a strong balance sheet, a full dividend payout policy can be maintained. It is an inefficient use of capital to accumulate cash reserves on the balance sheet.  A certain amount of term charter coverage is being contemplated from time to time.

The main objective of the Company is to maximize its total return(2) for shareholders via a transparent, predictable and simple strategic platform.  In our communication with the stock market we encourage investors wishing to have tanker exposure, to assess our operating model and to invest in our Company.  Growth continues to be an inherent part of the operating model and further expansion can be expected.  The expansion of the Company is bolstering its earnings and dividend capacity per share.

* * * * *

_________________________

(1)
Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 7 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)	The total return is based the price for our common shares plus dividends reinvested in our common shares.

NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD ‘000
	Three Months Ended			Twelve Months Ended
CONDENSED STATEMENTS OF OPERATION	Mar 31, 2007 (unaudited)	Dec. 31, 2006 (unaudited)	Mar 31, 2006 (unaudited)	Dec. 31, 2006 (unaudited)
NET VOYAGE REVENUE	44,605	34,269	34,958	135,348
OPERATING EXPENSES
Vessel operating expenses	(7,291)	(6,105)	(4,449)	(21,102)
Depreciation	(10,188)	(8,456)	(6,285)	(29,254)
General and administrative costs	(1,591)	(5,188)*	(3,839)*	(12,750)**
	(19,070)	(19,749)	(14,573)	(63,106)
Income from vessel operation	25, 535	14,520	20,385	72,242
OTHER ITEMS
Interest income	192	962	279	1,602
Interest expense	(2,919)	(1,737)	(1,580)	(6,451)
	(2,727)	(775)	(1,301)	(4,849)
NET INCOME	22,808	13,745	19,084	67,393
Earnings per average number of shares	0.85	0.52	1.07	3.14
Weighted average number of shares	26,914,088	26,276,292	17,880,812	21,476,196
Common shares outstanding	26,914,088	26,914,088	21,029,700	26,914,088

*)	The G&A for the three months ended Dec. 31, 2006 and Mar. 31, 2006 include non-cash charges of $3.6 and $2.9m respectively which are charges related to share based compensation and the 2004 Stock Option Plan.

**)	The G&A for the twelve months ended Dec. 31, 2006 include non-cash charges of $7.9m which are charges related to share based compensation and the 2004 Stock Option Plan.

CONDENSED BALANCE SHEETS	Mar. 31, 2007 (unaudited)	Dec. 31, 2006 unaudited)
Cash deposits	19,896	11,729
Accounts receiveable	18,452	13,416
Other current assets	10,851	19,333
Vessels	745,105	752,478
Other long term assets	3,109	3,224
Total Assets	797,413	800,180
Accounts payable	674	3,006
Accrued liabilities	12,025	11,728
Long-term debt	176,500	173,500
Shareholders' equity	608,214	611,946
Total liablilities and shareholders' equity	797,413	800,180

NORDIC AMERICAN TANKER SHIPPING LIMITED

	Three months ended		Twelve Months Ended
CONDENSED STATEMENTS OF CASH FLOW	March 31, 2007 (unaudited)	March 31, 2006 (unaudited)	Dec. 31, 2006 (unaudited)
OPERATING ACTIVITIES
Net cash from Operating Activitites	34,909	36,099	107,067
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	0	115,168	287,904
Proceeds from use of Credit Facility	3,000	6,900	274,500
Repayment of debt	0	(116,000)	(231,000)
Loan facility costs	(13)	0	(591)
Dividends paid	(26,914)	(31,292)	(122,591)
Net Cash provided by (used for) Financing Activities	(23,927)	(25,224)	208,222
INVESTING ACTIVITIES
Investment in Vessels	(2,815)	(7,122)	(317,800)
Net cash used by investing activitites	(2,815)	(7,122)	(317,800)
Net Increase in Cash and Cash Equivalents	8,167	3,754	(2,511)
Beginning Cash and Cash Equivalents	11,729	14,240	14,240
Ending Cash and Cash Equivalents	19,896	17,994	11,729

NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Twelve Months Ended
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2006	Dec. 31, 2006
Voyage revenue	58,049	45,142	45,179	175,520
Voyage expenses	(13,444)	(10,873)	(10,221)	(40,172)
Net voyage revenue (1)	44,605	34,269	34,958	135,348

	Three Months Ended
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2006
Income from vessel operations	25,535	14,520	20,385
Depreciation	10,188	8,456	6,285
Share Based Compensation/ Stock Option Plan	374	3,691	2,881
Operating Cash Flow (2)	36,097	26,667	29,551

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)	Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

 Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Web-site:  www.nat.bm

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Gary Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212  574 1223

Herbjørn Hansson, Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: May 14, 2007	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0002 773876